RENAISSANCE ANNOUNCES ACQUISITION OF ITS FOURTH BLOCK IN MEXICO, OPERATIONS UPDATE AND KEY ADDITIONS TO MANAGEMENT

August 25, 2016 – Vancouver, BC – Renaissance Oil Corp. (“Renaissance” or the “Company”) (TSX-V: ROE) is pleased to announce the Company has entered into a license contract for the development of the Pontón block in Veracruz, Mexico.  Pontón is approximately 12km² (2,965 acres) and now the fourth property, in Mexico, to be operated by Renaissance.  Although not currently producing, Pontón has cumulatively produced approximately 800,000 barrels of light oil (34° API).  Renaissance is preparing field development plans with the objective to re-establish and grow production on this block.  The Pontón license contract includes the entire stratigraphic column and was awarded to Renaissance with an additional royalty of only 21.39%, significantly contributing to the Company’s objective of reducing the average royalty rate of its portfolio properties in Mexico.

Renaissance is also pleased to announce it has completed the 90 day transition period and has now assumed full operatorship of the one hundred percent (100%) held Mundo Nuevo, Topén and Malva blocks in Chiapas, Mexico (the “Chiapas Blocks”).  The Company has subsequently entered into a sale and purchase agreement with Petróleos Mexicanos (“PEMEX”) for the oil and natural gas production from the Chiapas Blocks, ensuring access to market for future production.  Aggregate production from the Chiapas Blocks for July averaged approximately 1,700 barrels of oil equivalent per day of which approximately 45% comprises crude oil.

Renaissance has now opened its field operations office in Villahermosa, Tabasco, which is in close proximity to the Chiapas Blocks.  Preparations are actively underway for field development including numerous work overs and drilling of new wells. These operations are expected to commence in the first quarter of 2017.

Renaissance is pleased to announce the promotion of Carol Law to the position of Chief Operating Officer.  Ms. Law joined Renaissance in September 2015 and has been a key contributor to our evaluation of the Chiapas Blocks and other opportunities in Mexico.  Ms. Law has exploration and operational experience in more than 40 countries, and has led teams to major discoveries on four continents. She most recently managed the Anadarko exploration and appraisal of the world class Prosperidad Gas discovery in the Rovuma Basin, offshore Mozambique.  Over the course of her 32- year career, Ms. Law has held senior management roles with Anadarko Petroleum, Kerr McGee Oil & Gas, BP/Amoco and Conoco Inc.

Renaissance has also appointed and welcomes Luis Miguel Labardini to the position of Country Manager.  Mr. Labardini has been a valued advisor to the Company for the past 18 months in his consulting role with Marcos y Asociados.  Mr. Labardini brings extensive industry experience to Renaissance having held several high profile positions including Senior Advisor to the CFO of PEMEX, Deputy Director for Trade Financing at the Mexican Ministry of Finance and the Deputy Director for Foreign Investment at the Mexican Ministry of Finance.

Renaissance continues to make progress on its journey to become a major Mexican energy producer.

For further information, please visit our website at www.renaissanceoil.com.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: +1 604-536-3637

Kevin J. Smith, Vice President, Business Development

Tel: +1 403-200-9047

Abbreviations:

bbl or bbls	barrel or barrels	Mcf	thousand cubic feet
bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
boe	barrels of oil equivalent	MMcf	million cubic feet
boe/d	barrels of oil equivalent per day	MMcf/d	million cubic feet per day

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the Company optimizing field efficiencies to increase the production and cash flow from the properties in Mexico and the Company becoming a major Mexican energy producer.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.